Exhibit 21

Subsidiaries of the Registrant

S-K Item 601 (21) – Subsidiaries of the Registrant

Handleman Canada, Inc., a Canadian Corporation

Handleman Company of Canada, Limited, an Ontario Corporation

Handleman do Brasil Commercial Ltda.

Handleman UK Limited, a United Kingdom Corporation